GUARDFORCE AI CO., LIMITED

10 Anson Road, #28-01 International Plaza

Singapore 079903

February 7, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Taylor Beech

Re:	Guardforce AI Co., Limited

Registration Statement on Form F-3

File No. 333-262441 (the “Registration Statement”)

Dear Ms. Beech:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Guardforce AI Co., Limited (the “Company”) so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, February 9, 2022, or as soon thereafter as practicable.

Please contact Louis A. Bevilacqua, Esq. of Bevilacqua PLLC, U.S. counsel of the Company, at (202) 869-0888, ext. 100. to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours,

Guardforce AI Co., Limited

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.